                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 11-K



[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

     For the year ended December 31, 1995


                                       OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]



For the transition period from                          to
                               --------------------       --------------------
Commission file number                               33-64732
                       -------------------------------------------------------



                             SPSS Inc. 401(k) Plan
               444 North Michigan Avenue, Chicago, Illinois 60611
       Registrant's telephone number including area code:  (312) 329-2400


                          (Name and Address of Issuer)

                                   SPSS Inc.

               444 North Michigan Avenue, Chicago, Illinois 60611




This document consists of       pages.  The Exhibit Index begins on page       .
                          ------                                        ------

                          Independent Auditors' Report


The Plan's Trustees
SPSS Inc. 401(k) Plan:


We have audited the accompanying statements of net assets available for plan benefits of the SPSS Inc. 401(k) Plan (the Plan) as of December 31, 1994 and 1995, and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1994 and 1995, and the changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 1995 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included in Schedules 1 and 2 is presented for the purpose of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information included in note 5 to the financial statements is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in the net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                        KPMG Peat Marwick LLP




August 2, 1996

SPSS INC. 401(k) PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 1994 and 1995


                                                               1994            1995
                                                            ----------       ---------
Assets:

Investments, at fair value:
 LaSalle Income Plus Fund                                   $1,271,580            --
 Investment Advisers Emerging Growth Fund                    1,445,160            --
 Vanguard U.S. Growth Fund                                     768,198            --
 Twentieth Century Balanced Investors Fund                     644,211            --
 SPSS Inc. 401(k) Stock Fund                                   169,422            --
 Fidelity Managed Income Portfolio                                --         1,372,621
 Fidelity Intermediate Bond Fund                                  --           325,220
 Fidelity Asset Manager Portfolio                                 --           183,067
 Fidelity Puritan Fund                                            --           515,572
 Fidelity Growth and Income Portfolio                             --         1,004,817
 Fidelity Blue Chip Growth Fund                                   --         1,494,180
 Fidelity Contrafund                                              --           648,743
 Fidelity Overseas Fund                                           --           377,187
 Retirement Money Market                                          --                13
                                                            ----------       ---------
Total investments                                            4,298,571       5,921,420

Participant contributions receivable from SPSS Inc.             77,239           5,389

Participant loans receivable                                   153,539         167,673
                                                            ----------       ---------
Total Assets                                                 4,529,349       6,094,482

Liabilities:

Accrued liabilities                                               --            36,355
                                                            ----------       ---------
Total Liabilities                                                 --            36,355

Net assets available for plan benefits                      $4,529,349       6,058,127
                                                            ==========       =========


See accompanying notes to financial statements.

SPSS INC. 401(k) PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 1993, 1994 and 1995


                                                                       1993          1994          1995
                                                                    ----------     --------      --------
Additions to net assets attributed to:
 Investment income:
  Guaranteed Interest Contract Fund (GIC) - interest                $      528          --            --
  Nicholas II Growth Fund # net change in fair value                    (6,892)         --            --
  Fidelity Retirement Growth Fund -
   net change in fair value                                             (3,367)         --            --
  LaSalle Income Plus Fund - interest                                   56,769        55,172        22,134
  Investment Advisers Emerging Growth Fund -
   net change in fair value                                            135,447        68,879        84,762
  Vanguard U.S. Growth Fund - net change
   in fair value                                                         9,009        31,301        72,050
  Twentieth Century Balanced Investors Fund -
   net change in fair value                                             40,986         7,630        20,129
  SPSS Inc. 401(k) Stock Fund - net change
   in fair value                                                          --          45,334        (4,886)
  Fidelity Managed Income Portfolio - net change in
   fair value                                                             --            --          53,354
  Fidelity Intermediate Bond Fund - net change in
   fair value                                                             --            --          17,616
  Fidelity Asset Manager Portfolio - net change in
   fair value                                                             --            --          15,483
  Fidelity Puritan Fund - net change in fair value                        --            --          49,781
  Fidelity Growth and Income Portfolio - net change
   in fair value                                                          --            --         141,270
  Fidelity Blue Chip Growth Fund - net change in
   fair value                                                             --            --         136,316
  Fidelity Contrafund - net change in fair value                          --            --          84,153
  Fidelity Overseas Fund - net change in fair value                       --            --          18,529
  Retirement Money Market - net change in fair value                      --            --              13
                                                                    ----------     ---------     ---------
Total investment income                                                232,480       208,316       710,704

 Participant loans, net                                                  8,622         8,158        10,317
 Participant contributions                                             642,363       806,166     1,226,160
                                                                    ----------     ---------     ---------
Total additions to net assets                                          883,465     1,022,640     1,947,181

Deductions from net assets attributed to:
 Payment of benefits                                                   271,982       274,234       370,595
 Refund to participants                                                   --            --          47,808
                                                                    ----------     ---------     ---------
Total deductions from net assets                                       271,982       274,234       418,403

Net increase                                                           611,483       748,406     1,528,778

Net assets available for plan benefits:
 Beginning of year                                                   3,169,460     3,780,943     4,529,349
                                                                    ----------     ---------     ---------
 End of year                                                        $3,780,943     4,529,349     6,058,127
                                                                    ==========     =========     =========


See accompanying notes to financial statements.

SPSS, INC. 401(k) PLAN

Notes to Financial Statements

December 31, 1995 and 1994


     (1) Description of Plan

The following description of the SPSS Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     General

The Plan was established on November 15, 1985 to allow employees of SPSS
Inc. (the Company) to contribute voluntarily to this tax deferred savings plan as allowed by Section 401(k) of the Internal Revenue Code. During 1993, the Plan was amended and restated effective January 1, 1987.

     Contributions

Participants may contribute 1% to 15% of eligible compensation on a pretax basis within certain specified limitations. The Plan permits contributions by the Company, however, the Company decided not to make contributions during 1993, 1994 or 1995. In January of 1993, the trustees of the Plan eliminated the Fidelity Retirement Growth Fund and the Nicholas II Growth Fund as investment choices of the Plan. In addition, all of the existing GIC contracts matured during January of 1993. During January of 1994, the trustees of the Plan established the SPSS Inc. 401(k) Stock Fund as an investment choice of the Plan. This investment choice was eliminated in 1995. Effective May 1, 1995, the Company changed the plan trustee from LaSalle National Bank to Fidelity Management Trust Company. As a result, participants were asked to reallocate their funds to the following:


                            Fidelity Managed Income Portfolio
                            Fidelity Intermediate Bond Fund
                            Fidelity Asset Manager Portfolio
                            Fidelity Puritan Fund
                            Fidelity Growth & Income Portfolio
                            Fidelity Blue Chip Growth Fund
                            Fidelity Contrafund
                            Fidelity Overseas Fund




                                                                   (Continued)

SPSS INC. 401(k) PLAN

Notes to Financial Statements


        During 1993, 1994 and 1995, participants' contributions by fund were as follows:

                                                          1993         1994           1995
                                                        ---------     --------      --------

        LaSalle Income Plus Fund                       $  174,705      164,616       427,914
        Investment Advisers Emerging Growth Fund          187,513      361,132       112,837
        Vanguard U.S. Growth Fund                         170,801       91,107        49,948
        Twentieth Century Balanced Investors Fund         109,344      148,726        53,645
        SPSS Inc. 401(k) Stock Fund                             -       40,585        23,252
        Fidelity Managed Income Portfolio                       -            -        84,363
        Fidelity Intermediate Bond Fund                         -            -        43,868
        Fidelity Asset Manager Portfolio                        -            -        22,563
        Fidelity Puritan Fund                                   -            -        65,319
        Fidelity Growth & Income Portfolio                      -            -        97,378
        Fidelity Blue Chip Growth Fund                          -            -       182,123
        Fidelity Contrafund                                     -            -        90,828
        Fidelity Overseas Fund                                  -            -        43,972
                                                       ----------      -------     ---------
                                                          642,363      806,166     1,298,010
        Less change in receivable from SPSS Inc.                -            -       (71,850)
                                                       ----------      -------     ---------
        Total participant contributions                $  642,363      806,166     1,226,160
                                                       ==========      =======     =========

            NUMBER OF PARTICIPANTS

        As of December 31, 1995 there were a total of 263 participants in the Plan.
        The number of participants under each investment program were as follows:

        Fidelity Managed Income Portfolio                                                126
        Fidelity Intermediate Bond Fund                                                   62
        Fidelity Asset Manager Portfolio                                                  39
        Fidelity Puritan Fund                                                             97
        Fidelity Growth & Income Portfolio                                               128
        Fidelity Blue Chip Growth Fund                                                   159
        Fidelity Contrafund                                                              107
        Fidelity Overseas Fund                                                            75
        Retirement Money Market                                                            1

                   VESTING

        Participants are immediately vested in their contributions plus actual earnings thereon.

                   PAYMENT OF BENEFITS

        Payment of benefits shall, in every case, be in the form of a lump sum. Each participants account is credited with contributions, interest, and dividends.


                                                                        (Continued)

SPSS INC. 401(k) PLAN

Notes to Financial Statements




     LOANS TO PARTICIPANTS

     Loans are available to Plan participants at the prime interest rate (as published by the Wall Street Journal) plus 1%, under limited circumstances as described in the Plan. Loans to Plan participants are secured by their vested balance in the Plan, and may not exceed the lesser of 50% of their vested balance or $50,000.

     TERMINATION OF THE PLAN

     Although the Company has not expressed any intent to terminate the Plan, it may do so at any time, subject to the provisions of ERISA.


(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation

     The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and the changes in those net assets.

     Investments

     Investments are maintained in independent funds which are managed by the respective funds' money managers and overseen by the Plan's trustees. Investments are carried at fair value, including accrued interest/dividends. Transactions are recorded on a trade date basis.

     Contributions

     Participants' contributions are recognized by the Plan when withheld from the participants' paychecks by the Company.


(3)  FEDERAL INCOME TAXES

     The Plan has received a favorable determination letter from the Internal Revenue Service, dated March 20, 1995, indicating that it is qualified under Section 401(a) of the Internal Revenue Code and therefore, the related trust is exempt from tax under Section 501(a) of the Internal Revenue Code. The Plan's trustees are not aware of any activity or transactions that may adversely affect the qualified status of the Plan.


(4)  ADMINISTRATIVE EXPENSES

     All administrative expenses relating to the Plan are paid by the Company.




                                                                   (Continued)

SPSS INC. 401(k) PLAN

Notes to Financial Statements




(5) FUND INFORMATION

    Separate fund information for the years ended December 31, 1993, 1994 and 1995 is shown below:


                                                  Net assets                                        Loans    Net assets
                                                      at        Participant            Investment    and         at
                                                 Jan. 1, 1993  contributions  Benefits   income   transfers Dec. 31, 1993
                                                 ------------  -------------  -------- ---------- --------- -------------
   Guaranteed Interest Contract Fund              $  982,562           --        --         528   (983,090)         --

   Nicholas II Growth Fund                           979,991           --        --      (6,892)  (973,099)         --

   Fidelity Retirement Growth Fund                   635,680           --        --      (3,367)  (632,313)         --

   LaSalle Income Plus Fund                          458,793       174,705  (128,333)    56,769    465,772    1,027,706

   Investment Advisers Emerging Growth Fund              --        187,513   (22,563)   135,447    672,076      972,473

   Vanguard U.S. Growth Fund                             --        170,801   (53,236)     9,009    847,358      973,932

   Twentieth Century Balanced Investors Fund             --        109,344   (67,850)    40,986    582,339      664,819
                                                  ----------      --------  --------    -------   --------    ---------
   Total investment funds                          3,057,026       642,363  (271,982)   232,480    (20,957)   3,638,930

   Participant contribution receivable                14,749           --        --         --       7,056       21,805

   Participant loans receivable                       97,685           --        --         --      22,523      120,208
                                                  ----------      --------  --------    -------   --------    ---------
   Net assets available for benefits as
    reported in the financial statements          $3,169,460       642,363  (271,982)   232,480      8,622    3,780,943
                                                  ==========      ========  ========    =======   ========    =========


                                                                   (Continued)

SPSS INC. 401(k) PLAN

Notes to Financial Statements




                                                  Net assets                                          Loans     Net assets
                                                      at        Participant             Investment    and           at
                                                 Jan. 1, 1994  contributions  Benefits    income    transfers  Dec. 31, 1994
                                                 ------------  -------------  --------  ----------  ---------  -------------
   LaSalle Income Plus Fund                        $1,027,706      164,616   (156,819)    55,172    180,905      1,271,580

   Investment Advisers Emerging
    Growth Fund                                       972,473      361,132    (45,245)    68,879     87,921      1,445,160

   Vanguard U.S. Growth Fund                          973,932       91,107    (11,794)    31,301   (316,348)       768,198

   Twentieth Century Balanced Investors Fund          664,819      148,726    (55,615)     7,630   (121,349)       644,211

   SPSS Inc. 401(k) Stock Fund                            --        40,585     (4,761)    45,334     88,264        169,422
                                                   ----------      -------   --------    -------   --------      ---------
   Total investment funds                           3,638,930      806,166   (274,234)   208,316    (80,607)     4,298,571

   Participant contributions receivable                21,805          --         --         --      55,434         77,239

   Participant loans receivable                       120,208          --         --         --      33,331        153,539
                                                   ----------      -------   --------    -------   --------      ---------
   Net assets available for  benefits as
    reported in the financial statements           $3,780,943      806,166   (274,234)   208,316      8,158      4,529,349
                                                   ==========      =======   ========    =======   ========      =========



                                      8
                                                                  (Continued)

SPSS INC. 401(k) PLAN

Notes to Financial Statements


                                             Net assets
                                                 at          Participant               Investment
                                            Jan. 1, 1995    contributions   Benefits     income
                                            ------------    -------------   --------   ----------
   Assets:
    LaSalle Income Plus Fund                  $1,271,580         427,914     (8,526)     22,134
    Investment Advisers
     Emerging Growth Fund                      1,445,160         112,837     (6,729)     84,762
    Vanguard U.S. Growth Fund                    768,198          49,948     (2,761)     72,050
    Twentieth Century Balanced
     Investors Fund                              644,211          53,645     (7,038)     20,129
    SPSS Inc. 401(k) Stock Fund                  169,422          23,252       (369)     (4,886)
    Fidelity Managed Income
     Portfolio                                       --           84,363   (167,299)     53,354
    Fidelity Intermediate Bond Fund                  --           43,868     (1,089)     17,616
    Fidelity Asset Manager Portfolio                 --           22,563       (857)     15,483
    Fidelity Puritan Fund                            --           65,319    (13,924)     49,781
    Fidelity Growth & Income
     Portfolio                                       --           97,378    (13,895)    141,270
    Fidelity Blue Chip Growth Fund                   --          182,123    (87,895)    136,316
    Fidelity Contrafund                              --           90,828    (56,574)     84,153
    Fidelity Overseas Fund                           --           43,972     (3,639)     18,529
    Retirement Money Market                          --              --         --           13
                                              ----------      ----------   --------     -------
   Total investment funds                      4,298,571       1,298,010   (370,595)    710,704

   Participant contributions
    receivable                                    77,239         (71,850)       --          --

   Participant loans receivable                  153,539             --         --          --

   Liabilities:
    Accrued liabilities                              --              --         --          --
                                              ----------      ----------   --------     -------
   Net assets available for plan
    benefits as reported in
    the financial statements                  $4,529,349       1,226,160   (370,595)    710,704
                                              ==========      ==========   ========     =======





                                                  Loans       Refund     Transfer upon     Net assets
                                                   and          to         change in           at
                                                transfers  participants     trustee      Dec. 31, 1995
                                                ---------  ------------  -------------   -------------
   Assets:
    LaSalle Income Plus Fund                      (1,888)         --       (1,711,214)            --
    Investment Advisers
     Emerging Growth Fund                          6,085          --       (1,642,115)            --
    Vanguard U.S. Growth Fund                        847          --         (888,282)            --
    Twentieth Century Balanced
     Investors Fund                                3,441          --         (714,388)            --
    SPSS Inc. 401(k) Stock Fund                      258          --         (187,677)            --
    Fidelity Managed Income
     Portfolio                                   (70,578)         --        1,472,781       1,372,621
    Fidelity Intermediate Bond Fund              (17,840)         --          282,665         325,220
    Fidelity Asset Manager Portfolio               6,759          --          139,119         183,067
    Fidelity Puritan Fund                        (23,838)         --          438,234         515,572
    Fidelity Growth & Income
     Portfolio                                    66,467          --          713,597       1,004,817
    Fidelity Blue Chip Growth Fund                23,354          --        1,240,282       1,494,180
    Fidelity Contrafund                          (38,202)         --          568,538         648,743
    Fidelity Overseas Fund                        29,865                      288,460         377,187
    Retirement Money Market                          --           --              --               13
                                                 -------      -------       ---------       ---------
   Total investment funds                        (15,270)         --              --        5,921,420

   Participant contributions
    receivable                                       --           --              --            5,389

   Participant loans receivable                   25,587      (11,453)            --          167,673

   Liabilities:
    Accrued liabilities                              --       (36,355)            --          (36,355)
                                                 -------      -------       ---------       ---------
   Net assets available for plan
    benefits as reported in
    the financial statements                      10,317      (47,808)            --        6,058,127
                                                 =======      =======       =========       =========

                                                                      Schedule 1

SPSS INC. 401(k) PLAN

Item 27a - Schedule of Assets Held for Investment Purposes

 December 31, 1995


                                                              Fair
Description                                     Cost          value
                                              ----------    ---------
Fidelity Managed Income Portfolio             $1,372,621    1,372,621

Fidelity Intermediate Bond Fund                  319,491      325,220

Fidelity Asset Manager Portfolio                 171,702      183,067

Fidelity Puritan Fund                            491,242      515,572

Fidelity Growth & Income Portfolio               912,386    1,004,817

Fidelity Blue Chip Growth Fund                 1,485,973    1,494,180

Fidelity Contrafund                              627,709      648,743

Fidelity Overseas Fund                           369,341      377,187

Retirement Money Market                             --             13
                                              ----------    ---------
Total investments                              5,750,465    5,921,420

Participant loans (7% to 11.5%)                  167,673      167,673
                                              ----------    ---------

Total assets held for investment              $5,918,138    6,089,093
                                              ==========    =========


See accompanying independent auditors' report.

                                                                      Schedule 2
SPSS INC. 401(k) PLAN

Item 27d - 5% Reportable Transaction

Year ended December 31, 1995


                                                                                             EXPENSES INCURRED W/ TRADES
                                                              PURCHASE          SELLING      --------------------------
    DESCRIPTION OF SECURITY                                     PRICE            PRICE       PURCHASE    SALES    TOTAL
    -----------------------                                   --------          -------      --------    ------   -----
SPSS INC.  401K TRUST - SPSS STOCK

  SPSS INCORPORATED
  COMMON STOCK                                                               186,874.50

  # OF TRADES                                                                         2

  LASALLE NATIONAL TRUST, N.A. STIF-E                        192,533.00      192,553.00
  SHORT TERM INVESTMENT FUND

  # OF TRADES                                                         6               3

SPSS INC.  401K TRUST - 20TH CENTURY BAL. INVEST

  TWENTIETH CENTURY INVESTORS, INC                            21,320.49      659,595.76
  BALANCED INVESTORS SHARES
  # OF TRADES                                                         5               6

  LASALLE NATIONAL TRUST, N.A. STIF-E                        671,829.00      671,827.00
  SHORT TERM INVESTMENT FUND

  # OF TRADES                                                        14              10

SPSS INC.  401K TRUST - INV. ADV. EMERGING GROWTH

  IAI EMERGING GROWTH FUND                                       587.09    1,410,682.18
  SHARES OF BENEFICIAL INTEREST

  # OF TRADES                                                         2               6

  LASALLE NATIONAL TRUST, N.A. STIF-E                      1,441,697.00    1,447,936.00
  SHORT TERM INVESTMENT FUND

  # OF TRADES                                                        15              11






                                                                    COST OF          CURRENT         NET GAIN
    DESCRIPTION OF SECURITY                                        SECURITY           VALUE          OR LOSS
    -----------------------                                        --------         ---------       ---------
SPSS INC.  401K TRUST - SPSS STOCK

  SPSS INCORPORATED
  COMMON STOCK                                                   124,583.00        186,874.50       62,291.50

  # OF TRADES                                                                               2

  LASALLE NATIONAL TRUST, N.A. STIF-E                            192,553.00        385,106.00
  SHORT TERM INVESTMENT FUND

  # OF TRADES                                                                               9

SPSS INC.  401K TRUST - 20TH CENTURY BAL. INVEST

  TWENTIETH CENTURY INVESTORS, INC                               646,304.87        680,916.25       13,290.89
  BALANCED INVESTORS SHARES
  # OF TRADES                                                                              11

  LASALLE NATIONAL TRUST, N.A. STIF-E                            671,827.00      1,343,656.00
  SHORT TERM INVESTMENT FUND

  # OF TRADES                                                                              24

SPSS INC.  401K TRUST - INV. ADV. EMERGING GROWTH

  IAI EMERGING GROWTH FUND                                     1,301,007.95      1,411,269.27      109,674.23
  SHARES OF BENEFICIAL INTEREST

  # OF TRADES                                                                               8

  LASALLE NATIONAL TRUST, N.A. STIF-E                          1,447,936.00      2,889,633.00
  SHORT TERM INVESTMENT FUND

  # OF TRADES                                                                              26


See accompanying independent auditors' report

                                                                      Schedule 2
SPSS INC. 401(k) PLAN

Item 27d - 5% Reportable Transaction, Continued



                                                              PURCHASE          SELLING      --------------------------
    DESCRIPTION OF SECURITY                                     PRICE            PRICE       PURCHASE    SALES    TOTAL
    -----------------------                                   --------          -------      --------    ------   -----
SPSS INC.  401K TRUST - VANGUARD U.S. GROWTH

  VANGUARD WORLD FUND                                         72,227.02       854,633.80
  U S GROWTH PORTFOLIO

  # OF TRADES                                                         4                6

  LASALLE NATIONAL TRUST, N.A. STIF-E                        869,752.00       935,133.00
  SHORT TERM INVESTMENT FUND

  # OF TRADES                                                        13               12

SPSS INC.  401K TRUST - LOAN FUND

  LASALLE NATIONAL TRUST, N.A. STIF-E                         64,440.00        78,237.00
  SHORT TERM INVESTMENT FUND

  # OF TRADES                                                        11                4

SPSS INC.  401K TRUST - INCOME PLUS

  LASALLE NATIONAL TRUST, N.A. STIF-E                      1,930,641.00     1,930,627.00
  SHORT TERM INVESTMENT FUND

  # OF TRADES                                                        16                9

  LASALLE NATIONAL TRUST, N.A.                               356,760.20     1,578,083.22
  POOLED TRUST FUND FOR EMPLOYEE
  BENEFIT PLANS INCOME PLUS FUND

  # OF TRADES                                                         7                6




                                                                    COST OF         CURRENT          NET GAIN
    DESCRIPTION OF SECURITY                                        SECURITY          VALUE           OR LOSS
    -----------------------                                        --------        ---------        ---------
SPSS INC.  401K TRUST - VANGUARD U.S. GROWTH

  VANGUARD WORLD FUND                                            753,264.50       926,860.82        101,369.30
  U S GROWTH PORTFOLIO

  # OF TRADES                                                                             10

  LASALLE NATIONAL TRUST, N.A. STIF-E                            935,133.00     1,804,885.00
  SHORT TERM INVESTMENT FUND

  # OF TRADES                                                                             25

SPSS INC.  401K TRUST - LOAN FUND

  LASALLE NATIONAL TRUST, N.A. STIF-E                             78,237.00       142,677.00
  SHORT TERM INVESTMENT FUND

  # OF TRADES                                                                             15

SPSS INC.  401K TRUST - INCOME PLUS

  LASALLE NATIONAL TRUST, N.A. STIF-E                          1,930,627.00     3,861,268.00
  SHORT TERM INVESTMENT FUND

  # OF TRADES                                                                             25

  LASALLE NATIONAL TRUST, N.A.                                 1,578,083.22     1,934,843.42
  POOLED TRUST FUND FOR EMPLOYEE
  BENEFIT PLANS INCOME PLUS FUND

  # OF TRADES                                                                             13



See accompanying independent auditors' report

                                                                      Schedule 2
SPSS INC. 401(k) PLAN

Item 27d - 5% Reportable Transaction, Continued


                                                                                             EXPENSES INCURRED W/ TRADES
                                                              PURCHASE          SELLING      --------------------------
    DESCRIPTION OF SECURITY                                     PRICE            PRICE       PURCHASE    SALES    TOTAL
    -----------------------                                   --------          -------      --------    ------   -----
SPSS INC.  401K TRUST - PURITAN

  FIDELITY PURITAN FUND                                      592,872.97       103,784.68

  # OF TRADES                                                        41               13

SPSS INC.  401K TRUST - CONTRA FUND

  FIDELITY CONTRA FUND                                       794,217.19       175,341.08

  # OF TRADES                                                        40                8

SPSS INC.  401K TRUST - GROWTH & INCOME

  FIDELITY GROWTH & INCOME FUND                            1,009,913.71       101,417.28

  # OF TRADES                                                        45               13

SPSS INC.  401K TRUST - INTERMEDIATE BOND

  FIDELITY INTERMEDIATE BOND FUND                            342,076.33        22,703.57

  # OF TRADES                                                        38                6

SPSS INC.  401K TRUST - OVERSEAS

  FIDELITY OVERSEAS FUND                                     373,667.30         4,419.56

  # OF TRADES                                                        36                5


                                                                    COST OF         CURRENT          NET GAIN
    DESCRIPTION OF SECURITY                                        SECURITY          VALUE           OR LOSS
    -----------------------                                        --------        ---------        ---------

SPSS INC.  401K TRUST - PURITAN

  FIDELITY PURITAN FUND                                           101,631.43       696,657.65       2,153.25

  # OF TRADES                                                                              54

SPSS INC.  401K TRUST - CONTRA FUND

  FIDELITY CONTRA FUND                                            166,508.33       969,558.27       8,832.75

  # OF TRADES                                                                              48

SPSS INC.  401K TRUST - GROWTH & INCOME

  FIDELITY GROWTH & INCOME FUND                                    97,527.49     1,111,330.99       3,889.79

  # OF TRADES                                                                              58

SPSS INC.  401K TRUST - INTERMEDIATE BOND

  FIDELITY INTERMEDIATE BOND FUND                                  22,585.08       364,779.90         118.49

  # OF TRADES                                                                              44

SPSS INC.  401K TRUST - OVERSEAS

  FIDELITY OVERSEAS FUND                                            4,326.62       378,086.86          92.94

  # OF TRADES                                                                              41




See accompanying independent auditors' report

                                                                      Schedule 2
SPSS INC. 401(k) PLAN

Item 27d - 5% Reportable Transaction


                                                                                             EXPENSES INCURRED W/ TRADES
                                                              PURCHASE          SELLING      --------------------------
    DESCRIPTION OF SECURITY                                     PRICE            PRICE       PURCHASE    SALES    TOTAL
    -----------------------                                   --------          -------      --------    ------   -----
SPSS INC.  401K TRUST - BLUE CHIP

  FIDELITY BLUE CHIP FUND                                   1,603,241.65       121,150.51

  # OF TRADES                                                         46               13

SPSS INC.  401K TRUST - MANAGED INCOME PORT.

  FIDELITY - MANAGED INCOME PORTFOLIO                       1,620,148.83       247,528.04

  # OF TRADES / % OF BEGINNING VALUE                                  43               20


                                                                    COST OF         CURRENT          NET GAIN
    DESCRIPTION OF SECURITY                                        SECURITY          VALUE           OR LOSS
    -----------------------                                        --------        ---------        ---------
SPSS INC.  401K TRUST - BLUE CHIP

  FIDELITY BLUE CHIP FUND                                         121,150.51      1,724,392.16       3,882.31

  # OF TRADES                                                                               59

SPSS INC.  401K TRUST - MANAGED INCOME PORT.

  FIDELITY - MANAGED INCOME PORTFOLIO                             247,528.04      1,867,676.87           --

  # OF TRADES / % OF BEGINNING VALUE                                                        63




See accompanying independent auditors' report

                                   SIGNATURE


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan's trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                             SPSS Inc. 401(k) Plan


August 2, 1996                             By: /s/ Theresa Dear
                                               ---------------------------
                                               Theresa Dear
                                               Plan Trustee

EXHIBIT INDEX




Exhibit
Number                                Document Description
- -------         --------------------------------------------------------------

23.1            Consent of Independent Certified Public Accountants

99 SPSS Inc. 401(k) Plan, incorporated by reference to Exhibit 99 of the Plan's Form 11-K as of December 31, 1994